Territory Exclusive License Agreement For

 Intellectual Property

AGREEMENT

AGREEMENT EFFECTIVE as of June 14, 2004 ("Effective Date") by mutual consent of Competitive Technologies, Inc., a Delaware corporation (hereinafter referred to as "CTT") a company having a place of business at:

Competitive Technologies, Inc.

1960 Bronson Road

Fairfield, CT 06824

and Daeyang E&C Co., Ltd., a South Korean corporation (hereinafter referred to as "DAEYANG"), a company having a place of business at:

Daeyang E&C Co., Ltd

. 9F Chung-Nam B/D

 1329-3, SeoCho-2Dong

SeoCho-Gu, Seoul, Korea

and Jenex Corporation, an Ontario, Canada corporation (hereinafter referred to as "JENEX'), having a place of business at:

Jenex Corporation

940 Sheldon Court

Suite 207

Burlington, Ontario

L7L 5K6 Canada

CTT, DAEYANG, and JENEX being sometimes hereinafter referred to singularly as a "Party" and collectively as "Parties".

WITNESSETH:

WHEREAS, JENEX has developed a device that delivers heat to a localized area of the body in order to relieve pain associated with stings from insects and sea creatures that deliver thermolabile venom; such device is known by its tradename of THERAPIK®; and

WHEREAS, ownership of patent and related intellectual property rights embodied by such device is owned by JENEX, and CTT has the exclusive right to license these patents to others in Asia markets on behalf of JENEX; and

WHEREAS, DAEYANG desires to obtain a license, in the Territory, from CTT under the Licensed Technology for the purposes of producing, making, selling and/or marketing Licensed Product (as hereinafter defined) during the term of this Agreement; and

WHEREAS, CTT is willing to grant DAEYANG a license, in the Territory, under the Licensed Technology in accordance with the terms herein.

NOW THEREFORE, in consideration of these premises and of the mutual covenants hereinafter set forth, CTT, DAEYANG and JENEX mutually covenant and agree as follows:

ARTICLE 1.0 – Definitions

For the purpose of this Agreement, the following terms shall have the indicated meanings:

1.1

The term "Licensed Technology" shall mean the intellectual property listed in Exhibit A.

1.2

The term “Invention" shall mean the invention as disclosed and claimed in the Licensed

Technology and any related patents.

1.3

The term "Customer" shall mean an end-use customer of DAEYANG or its Affiliate(s). Internal transfers, or other internal sales by DAEYANG to an Affiliated or Related Interest are not Commercial Sales unless such Affiliated or Related Interest is purchasing Licensed Product in an arm's length transaction at market price.

1.4

The term "Licensed Product(s)" shall mean any product sold to Customers that but for the license granted hereunder, would infringe or otherwise embody any Licensed Technology.

1.5

The term “Net Selling Price" shall mean the actual gross selling price of each Licensed Product upon its Commercial Sale (as hereinafter defined), but less freight out, royalty withholding taxes and export duty if included in the gross price as routinely calculated by DAEYANG in its normal course of business.

1.6

The term “Commercial Sale" shall mean Licensed Product sold to Customers.

1.7

The term "An Affiliated or Related Interest" shall mean an entity in which DAEYANG has a direct or indirect ownership interest of fifty percent (50%) or more, or any entity which directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with DAEYANG.

1.8

The term "Territory" shall mean Asia only and shall include: Peoples Republic of China; South Korea; North Korea (to the extent permitted under U.S. law); Japan; Taiwan; Malaysia; Vietnam; Cambodia; Thailand; Singapore; Indonesia; India; Nepal; Burma; Philippines; Laos; Myanmar; Bhutan; Hong Kong; Brunei; Bangladesh; and Sri Lanka.

ARTICLE 2.0 - Grant by CTT

2.1

Subject to and expressly conditioned upon the terms and conditions of this Agreement (including without limitation the royalty provisions hereof) and to the rights that the United States Government may claim in and to any licensed patent(s) under 35 U.S.C. 200 et. seq., CTT agrees to grant and does hereby grant to DAEYANG an exclusive license (the "License'), in the Territory, under the Licensed Technology, to make, have made, use, market, sell, offer to sell and otherwise transfer and provide Licensed Product.

2.2

CTT hereby grants to DAEYANG a first right of presentation ("TROP') to present to JENEX approved distributors in non-Territory markets; provided, however, that DAEYANG's manufactured Licensed Product is price competitive with JENEX' wholesale market price for the THERAPIK device and meets JENEX' product specifications for product design for the THERAPIK device. With respect to such presentation resulting from exercise of such FROP, if a JENEX approved distributor prefers the JENEX product design (for the THERAPIK device) then that distributor will receive product supply for the device from JENEX. However, if a JENEX approved distributor prefers the DAEYANG product design, then that distributor will receive product supply for the device from DAEYANG.

2.2.1

JENEX reserves the right to grant manufacturing rights to third parties outside the Territory.

2.3

The License hereby granted by CTT does not include the right of DAEYANG to grant any sublicenses except to an entity which is an Affiliated or Related Interest.

2.4

The License hereby granted by CTT does not include the right of DAEYANG to transfer the License to another entity without prior written approval by CTT.

2.5

Absent any event of default by DAEYANG, the License as to DAEYANG shall terminate in accordance with the termination provisions of Article 5.0.

2.6

No license is granted by CTT to DAEYANG, either directly or by implication, estoppel or otherwise, under any patents or other intellectual property other than patents that may be included in the Licensed Technology.

ARTICLE 3.0 - Remittances Under the License

3.1

License Fees.

3.1.1 Upon the execution of this Agreement, DAEYANG shall remit to CTT a nonrefundable and noncreditable License fee of one hundred thousand dollars ($100,000.00); and, within thirty (30) days of the execution of this License Agreement, JENEX shall provide to DAEYANG the United States FDA product approval packages for THERAPIK together with the necessary knowhow and showhow described in

Exhibit A

3.1.2 Within ninety (90) days from the Effective Date, DAEYANG shall seek regulatory approval for countries or markets within the Territory. CTT may, at its discretion, extend the ninety (90) day period up to an additional ninety (90) days. A License year will be measured from the date of regulatory approval ("License Year") in South Korea.

3.1.2.1

On the first (1') day of the second (2"d) License Year, DAEYANG shall remit to CTT a nonrefundable, but creditable against royalties during the second License year only, License fee of sixty-five thousand dollars ($65,000.00).

3.1.2.2

On the first (1st) day of the third (3rd) License Year, DAEYANG shall remit to CTT a nonrefundable, but creditable against royalties during the third License year only, License fee of one hundred five thousand dollars ($105,000.00).

3.1.2.3

On the first day of the fourth (&h) License Year and for each subsequent License Year thereafter (as such is defined in subparagraph 3.1.2 hereinabove), DAEYANG shall remit to CTT a nonrefundable, but creditable against royalties during the fourth or subsequent License Year only, as the case may be, License fee of one hundred fifty thousand dollars ($150,000.00).

3.1.3

Failure to pay the License fee specified in each of subparagraphs 3.1.2.1 through 3.1.2.3 will result in either, at the discretion of CTT: termination of the License granted herein in accordance with subparagraph 5.3; or, DAEYANG losing exclusivity in the Territory unless such failure to pay is cured in accordance with subparagraph 53. At the time of the loss of exclusivity, DAEYANG will have a non-exclusive license in those countries or regions in the Territory in which it has Commercial Sales in the then current License Year. If there are no Commercial Sales in a country or region in the Territory, in the then current License Year, then DAEYANG will lose its License in that country or region and such country or region will be removed from the Territory.

3.1.4

Payment to CTT may be made by wire transfer as follows:

Bank Name:

Fleet Bank

Bank Address:

One Landmark Square

Stamford, CT 06904

ABA Number:

011900571

For further credit to:

Competitive Technologies, Inc.

Account Number:

93698 11621

3.2

Royalty Rate. In addition to the foregoing, DAEYANG agrees to pay to CTT for each Licensed Product DAEYANG shall sell, a royalty wherein the royalty rate will be five percent (5.0%) of the Net Selling Price of such Licensed Product.

3.3

Sales Prior to Effective Date. In addition to the foregoing, DAEYANG agrees to pay to CTT for each Licensed Product sold prior to the Effective Date hereof, a royalty in accordance with subparagraph 3.2 hereinabove. DAEYANG agrees to audit its books to determine the amount of Licensed Product sold during this period, and to calculate and remit to CTT the royalty due for this period no later than July 20 , 2004 together with an accounting thereof even if such accounting shows zero (0) sales. DAEYANG anticipates that such accounting will show zero (0) sales.

3.4

Royalties after Termination. In addition to the foregoing, DAEYANG agrees to pay to CTT for each Licensed Product sold after termination, but produced, manufactured or made and placed in inventory prior to termination, a royalty in accordance with subparagraph 3.2 hereinabove.

ARTICLE 4.0 - Accounting Provisions

4:1

Royalty payments shall be computed on a monthly basis for each month of each calendar year.

4.2

Payments of royalties shall be made in United States Dollars within thirty (30) days following the end of each monthly royalty period, and such payments shall include all royalties that have accrued during said monthly period.

4.3

All royalty payments made hereunder shall be accompanied by a report certified by an officer of DAEYANG setting forth the quantity and prices of Licensed Product sold by DAEYANG. Such report shall also be made if no royalties are due in any such monthly period. The payments and reports shall be considered confidential to DAEYANG and shall not be disclosed to any third party without written consent of DAEYANG. DAEYANG acknowledges hereby that CTT may make copies of the report due hereunder to its client technology source, JENEX. Notwithstanding the foregoing, CTT may disclose the existence of this Agreement to third parties.

4.4

For a period of three (3) years after each royalty period in subparagraph 4.1, DAEYANG shall keep records pertaining to such royalty period in sufficient detail to permit the determination of royalties payable hereunder, and at the request and expense of CTT upon no less than thirty (30) days prior written notice will permit an independent Certified Public Accountant (CPA) or its Korean equivalent, selected by CTT and reasonably acceptable to DAEYANG, or any other person acceptable to both CTT and DAEYANG, to examine during ordinary business hours once in each calendar year such records as may be necessary to verify or determine royalties paid or payable under this Agreement. Such CPA or other person shall report to CTT only the amount of royalties due and payable. Such examination shall be at CTT's expense, unless the examination reports underpayment in excess of five percent (5.0%) at which time said expense will be borne solely by DAEYANG.

4.5

Upon termination or expiration of this Agreement for any reason, DAEYANG shall pay to CTT within sixty (60) days after such termination or expiration, all unpaid royalties accrued prior to such termination or expiration.

ARTICLE 5.0 – Termination

5.1

The term of this Agreement shall be for ten (10) years from the Effective Date, unless earlier terminated as provided below. Thereafter, this License Agreement will be automatically renewed for subsequent five (5) year terms unless earlier terminated in accordance with the provisions established herein.

5.2

Bankruptcy

5.2.1 If DAEYANG shall become bankrupt or insolvent, or if DAEYANG's business shall be placed in the hands of a receiver, assignee or trustee whether by the voluntary act of DAEYANG or otherwise, CTT shall have the right to terminate this Agreement upon ten (10) days prior written notice to DAEYANG; and

5.2.2 If CTT shall become bankrupt or insolvent, or if CTT's business shall be placed in the hands of a receiver, assignee or trustee, whether by the voluntary act of CTT or otherwise, DAEYANG may elect to retain its rights under this Agreement if the receiver, assignee, trustee or other entity so authorized by a federal bankruptcy court seeks to reject DAEYANG's License. If DAEYANG elects to retain its rights, it shall not be subject to any claim seeking to prevent it from exercising its License rights, and the rights and remedies of the Parties shall continue to be governed by the terms of this Agreement.

5.3

If DAEYANG shall, at any time, be in substantial default in any obligation under this Agreement, including but not limited to failing to make any report, pay License fees, pay any royalties, or permit the inspection of its books and records as hereinabove required, and such default shall not be cured within thirty (30) days after written notice from CTT to DAEYANG specifying the nature of the default, CTT shall have the right to terminate this Agreement and the License granted to DAEYANG hereunder by giving written second notice to DAEYANG.

5.4

Any termination of this Agreement shall not relieve DAEYANG nor CTT of any obligation or liability accrued hereunder prior to such termination, or rescind or give rise to any right to rescind anything done or any payments made or other consideration given hereunder prior to the time such termination becomes effective; and such termination shall not affect in any manner, any right, or any remedy of either Party arising out of this Agreement prior to such termination.

5.5

DAEYANG may terminate this Agreement by giving notice to CTT in writing at least sixty (60) days prior to termination.

ARTICLE 6.0 – Notice

6.1

Any payment, notice or other communication required or permitted to be made or given to any Party hereto pursuant to this Agreement shall be sufficiently made or given on the date of mailing if sent to such Party by certified United States Postal Service Express Mail, or by utilizing an express courier service (such as FedEx, UPS, DHL, etc.), addressed as set forth below, or to such other address as the recipient shall have designated by written notice given to the other Party as follows:

In the case of CTT:

Mr. Seung Bum Oh

 Vice President Business Development

 Competitive Technologies, Inc.

1960 Bronson Road

Fairfield, CT 06824

With a copy to:

President and CEO

Competitive Technologies, Inc.

1960 Bronson Road

Fairfield, CT 06824

In the case of Daeyang E&C Co., Ltd.:

Ms. Young Hyun Lim

Chief Executive Officer

Daeyang E&C Co., Ltd.

9F Chung-Nam B/D

1329-3, SeoCho-2Dong

SeoCho-Gu, Seoul, Korea

With a copy to:

Mr. Jun Uk Lee

Chairman

Daeyang Venture Capital Co., Ltd.

 9F Chung-Nam B/D

1329-3, SeoCho-2Dong

 SeoCho-Gu, Seoul, Korea

ARTICLE 7.0 - Tooling and Production

7.1

Tooling.

At the termination of this License Agreement, JENEX reserves the right to purchase from DAEYANG, or have destroyed by DAEYANG, all tooling from which Licensed Product is made.

7.2

Manufacturing.

The manufacturing facility utilized by DAEYANG for the production of Licensed Product will be ISO 13485:2003 certified. Such certification requires the implementation and maintenance of a quality management system appropriate for the production, installation and servicing of medical device(s) of class (I, II, III).

ARTICLE 8.0 - Miscellaneous Provisions

8.1

Warranty . CTT warrants and represents that it has the full right and power to enter into this Agreement and to grant the License granted herein, and that there are no outstanding agreements, assignments, or encumbrances inconsistent with the provisions of this Agreement other than expressly set forth herein and that no entity other than CTT or JENEX has claimed any title or interest to the Licensed Technology. CTT makes no other representation or warranty, expressed or implied, including warranty, guarantee or representation as to the safety and efficacy of the Inventions except as provided for herein, nor does CTT assume any liability in respect of any infringement of patents or other rights of third parties due to DAEYANG's operation under the License herein granted.

8.2

Indemnification. DAEYANG will indemnify and hold harmless CTT and JENEX, harmless against any and all actions, suits, claims, demands, prosecutions, liabilities, costs and expenses (including actual attorney's fees) based on or arising out of this Agreement, including without limitation, the use, performance, and reliance upon the Licensed Product or the use of the Licensed Patent by DAEYANG or its Customers, and any representation made or warranty given by DAEYANG with respect to the results obtained by use of a Licensed Product. DAEYANG's indemnification shall not apply to any liability, damage, loss or expense to the extent that it is attributable to the grossly negligent activities, reckless, or intentional misconduct of CTT or JENEX.

8.3

Assignment. This Agreement, and the License herein granted shall not be assignable by DAEYANG without the prior written consent of CTT except that DAEYANG may assign this Agreement and the License herein granted in connection with the sale and transfer of substantially all of DAEYANG's capital stock or business assets relating to the subject matter of this Agreement, or of DAEYANG's consolidation or merger with another company; provided that such assignee shall assume, in writing, all of the obligations of DAEYANG hereunder.

8.4

Anonymity. DAEYANG agrees that nothing contained herein shall be construed as conferring any right to use in advertising, publicity or other promotional activities the name, insignia, symbols or other designation (including any contraction, abbreviation or simulation thereof) of JENEX, the inventors, or CTT in any promotional activity associated with this Agreement, or processes licensed hereunder without the written consent of CTT.

8.5

Compliance. DAEYANG agrees that marketing and performance of the Licensed Product, and Licensed Technology under this Agreement will comply with all applicable Federal, state, and local laws, rules, regulations, and orders, and that it shall comply with all governmental requests regarding the efficacy, safety, and marketing of the Licensed Product.

8.6

Severability. If any provision(s) of this Agreement shall be held to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

8.7

Construction. This Agreement embodies the entire understanding of the Parties and supersedes any other agreement or understandings between the Parties relating to the subject matter hereof. No waiver, amendment or modification of this Agreement shall be valid or binding upon such Parties unless made in writing and signed on behalf of each such Party by its respective proper officers thereunto duly authorized.

8.8

Execution. This Agreement will not be binding upon the Parties until it has been signed hereinbelow by or on behalf of each Party, in which event it shall be effective on the Effective Date. No amendment or modification hereof shall be valid or binding upon the Parties unless made in writing and signed as aforesaid.

8.9

Headings, Number, and Gender. The headings of the several sections are inserted for convenience of reference only, and are not intended to be part of or to affect the meaning or interpretation of this Agreement. In this Agreement, where the context so permits, the singular shall include the plural, and vice versa, and references to a particular gender shall include the other gender.

8.10

No Waiver. Failure by any Party to enforce any provision of this Agreement or assert a claim on account of breach hereof shall not be deemed a waiver of its right to enforce the same or any other provision hereof on the occasion of a subsequent breach.

8.11

Remedies The remedies provided in this Agreement are not and shall not be deemed to be exclusive and shall be in addition to any other remedies which any Party may have at law or in equity.

8.12

Independent Contractors. The Parties hereto are independent contractors and are not and shall not be considered as joint venturers, partners, employers, or agents of each other and neither shall have the power to bind or obligate the other except as set forth in this Agreement.

8.13

Counterparts. This Agreement may be executed in three (3) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.14

Force Majeure. None of the Parties hereto shall be liable in damages or have the right to cancel this Agreement for any delay or default in performing hereunder if such delay or default is caused by conditions beyond its control, including acts of God, government restrictions, war or insurrections.

8.15 Patent Infringement. DAEYANG shall promptly inform CTT of any suspected infringement of the Licensed Technology by a third party. CTT agrees to pursue appropriate action against any such third party.

8.16 Disputes. This Agreement is governed by and construed in accordance with the law of the State of Connecticut and the United States, but without regard to any choice of law provisions. Any dispute, controversy or claim arising out of or relating to this Agreement (hereinafter collectively referred to as 'Dispute') shall be attempted to be settled by the Parties, in good faith, by submitting each such Dispute to appropriate senior management or legal representatives of each Party, in an effort to affect a mutually acceptable resolution thereof. In the event no mutually acceptable resolution of such Dispute is achieved in accordance with this subparagraph within a reasonable period of time, then either Party shall be entitled to seek final settlement of such Dispute by any administrative or judicial mechanism which may be available. Officers of the Parties having the rank of vice president or higher shall constitute senior management under this subparagraph. Any disputes hereunder shall be resolved in the state or federal courts in Connecticut, and the Parties hereby consent to exclusive jurisdiction in such courts.

The prevailing Party in any lawsuit brought for enforcement or breach of this Agreement, or for infringement of the Licensed Technology shall be awarded its attorney fees from the Party so charged.

8.17 Patent Matters. CTT shall control all aspects of filing, prosecuting and maintaining patents. CTT shall notify DAEYANG of the issuance of any patents to be included in Licensed Technology.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date first set forth above.

for Competitive Technologies, Inc.

for Daeyang E&C Co., Ltd.

By:  /s/ John B. Nano

By: /s/ Mr. Jun Uk Lee

Title:  President and CEO

Title:  Chairman

Date:

Date:

For Jenex Corporation

By:  /s/ Michael Jenkins

Title:  President and CEO

Date:

Exhibit A

Licensed Technology

(1)

Regulatory approval packages (FDA) as approved in the United States and Canada.

(2)

The technology as specified and described in the following Patents:

Patent Country	Patent No.
United States	4,944,297
Canada	1,318,827
Austria	EP 0 312 413
Belgium	EP 0 312 413
France	EP 0 312 413
Germany	P38 80 779.3
Great Britain	EP 0 312 413
Greece	EP 0 312 413
Italy	EP 0 312 413
Luxumbourg	EP 0 312 413
Netherlands	EP 0 312 413
Spain	EP 0 312 413
Sweden	EP 0 312 413
Switzerland	EP 0 312 413
Australia	597,851

(3)

Knowhow and showhow for manufacturing of the Licensed Product together with technical specifications facilitating such manufacturing.